Notice of Change of Auditor
Pursuant to National Instrument 51-102

TO:    Dale Matheson Carr-Hilton Labonte LLP AND TO:    PwC LLP, Chartered Accountants
AND TO:    TSX Venture Exchange
British Columbia Securities Commission Alberta Securities Commission
Financial and Consumer Affairs Authority of Saskatchewan Manitoba Securities Commission
Ontario Securities Commission
Autorité des marchés financiers (Québec)
Financial and Consumer Services Commission (New Brunswick) Nova Scotia Securities Commission
Prince Edward Island Office of the Attorney General Securities NL, Financial Services Regulation Division

April 19, 2021

Dear Sirs/Mesdames:

Re:    Notice Regarding Change of Auditor Pursuant to National Instrument 51-102

Notice is hereby given, pursuant to section 4.11 of National Instrument 51-102 – Continuous Disclosure Obligations (“NI 51-102”), of a change of auditor of Exro Technologies Inc. (the “Company”).

(1)At the request of the Company, Dale Matheson Carr-Hilton Labonte LLP (the “Former Auditor”) has resigned as auditor of the Company effective April 16, 2021.

(2)The Company’s Audit Committee has approved the Former Auditor’s resignation and has recommended that PwC LLP, Chartered Accountants (the “New Auditor”) be appointed to fill the vacancy in the office of auditor created by the resignation of the Former Auditor until the next annual meeting of shareholders of the Company.

(3)The Board of Directors of the Company has approved the Former Auditor’s resignation and the recommendation of the Audit Committee and has appointed the New Auditor as auditor of the Company to hold office until the next annual meeting of shareholders of the Company.

(4)There were no reservations in the Former Auditor’s reports on the financial statements of the Company for: (a) the two most recently completed financial years; or (b) for any period subsequent thereto for which an audit report was issued and preceding the effective date of the resignation of the Former Auditor.

(5)In the opinion of the Audit Committee and the Board of Directors of the Company, there are no reportable events, as such term is defined in subparagraph 4.11(1) of NI 51-102.

EXRO TECHNOLOGIES INC.
Per:

“M.A. Jill Bodkin”

M.A. Jill Bodkin
Chair of the Audit Committee